UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[    ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Pioneer ETMF Series Trust I

Pioneer Investment Management, Inc.

Pioneer Funds Distributor, Inc.

60 State Street

Boston, MA 02109

Please send all communications regarding this Application to:

Christopher J. Kelley

Pioneer Investment Management, Inc.

60 State Street

Boston, Massachusetts 02109

With a copy to:

Roger P. Joseph, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02109

Page 1 of 10 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 30, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Pioneer ETMF Series Trust I Pioneer Investment Management, Inc. Pioneer Funds Distributor, Inc. File No. 812-[ ]	Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION

In this application, Pioneer ETMF Trust I (“Trust”), Pioneer Investment Management, Inc. (“Adviser”), and Pioneer Funds Distributor, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the exchange-traded managed funds listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

[1]	Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).
[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as exchange-traded managed funds. The Trust will be registered with the Commission as an open-end management investment company under the Act. Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective. In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder. If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B. The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a Delaware corporation with its principal place of business in Boston, Massachusetts. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds.3

Subject to the oversight and authority of the Fund’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C. The Distributor

The Distributor is a Massachusetts corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

[3]

Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•	With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Pioneer ETMF Series Trust I

By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President

Pioneer Investment Management, Inc.

By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: Chief Executive Officer and President

Pioneer Funds Distributor, Inc.

By:	/s/ Mark Spina
Name: Mark Spina
Title: President

Authorization Rule 0-2(c)(1)

Resolutions of

Pioneer ETMF Series Trust I

(as adopted June 23, 2015)

RESOLVED	That the Pioneer ETMF Series Trust I be, and it hereby is, authorized to prepare and file with the Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Investment Company Act of 1940, as amended (“Act”), and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:	That each initial Trustee, the President, the Treasurer and the Secretary of the Trust be, and each of them acting singly hereby is, authorized to execute and cause to be filed an application for the Order and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

RESOLVED	That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Act, for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

PIONEER ETMF SERIES TRUST I

By:	/s/ Lisa M. Jones
Lisa M. Jones
President

Authorization Rule 0-2(c)(1)

Authorization of

Pioneer Investment Management, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Pioneer Investment Management, Inc. have been taken, and that as the Chief Executive Officer and President thereof, she is authorized to execute and file the same on behalf of Pioneer Investment Management, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

PIONEER INVESTMENT MANAGEMENT, INC.

By:	/s/ Lisa M. Jones
Lisa M. Jones
Chief Executive Officer and President

Authorization of

Pioneer Funds Distributor, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Pioneer Funds Distributor, Inc. have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Pioneer Funds Distributor, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIONEER FUNDS DISTRIBUTOR, INC.

By:	/s/ Mark Spina
Mark Spina
President

Verification Rule 0-2(d)

Verification of

Pioneer ETMF Series Trust I

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Pioneer ETMF Series Trust I; that she is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 30th day of June, 2015, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

PIONEER ETMF SERIES TRUST I

By:	/s/ Lisa M. Jones
Lisa M. Jones
President

Verification of

Pioneer Investment Management, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Pioneer Investment Management, Inc.; that she is the Chief Executive Officer and President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of June, 2015, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

PIONEER INVESTMENT MANAGEMENT, INC.

By:	/s/ Lisa M. Jones
Lisa M. Jones
Chief Executive Officer and President

Verification Rule 0-2(d)

Verification of

Pioneer Funds Distributor, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Pioneer Funds Distributor, Inc.; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 30th day of June, 2015, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIONEER FUNDS DISTRIBUTOR, INC.

By:	/s/ Mark Spina
Mark Spina
President

APPENDIX A

Initial Funds

Pioneer AMT-Free Municipal NextShares. Normally, the fund invests primarily in investment grade municipal bonds, the interest on which is exempt from regular federal income tax.

Pioneer Bond NextShares. Normally, the fund invests primarily in debt securities.

Pioneer Classic Balanced NextShares. The fund allocates its assets among equity and debt securities.

Pioneer Core Equity NextShares. The fund invests primarily in equity securities of U.S. issuers.

Pioneer Disciplined Growth NextShares. The fund invests primarily in equity securities of U.S. issuers.

Pioneer Disciplined Value NextShares. The fund invests primarily in equity securities of U.S. issuers.

Pioneer Equity Income NextShares. Normally, the fund invests primarily in income producing equity securities of U.S. issuers.

Pioneer Floating Rate NextShares. Normally, the fund invests primarily in floating rate loans and other floating rate investments.

Pioneer Fund NextShares. The fund invests primarily in equity securities of U.S. issuers.

Pioneer Fundamental Growth NextShares. Normally, the fund invests primarily in equity securities of large companies.

Pioneer Global Equity NextShares. Normally, the fund invests primarily in equity securities of issuers located throughout the world.

Pioneer High Yield NextShares. Normally, the fund invests primarily in below investment grade (high yield) debt securities and preferred stocks.

Pioneer International Value NextShares. Normally, the fund invests primarily in equity securities of non-U.S. issuers.

Pioneer Mid Cap Value NextShares. Normally, the fund invests primarily in equity securities of mid-size companies.

Pioneer Select Mid Cap Growth NextShares. Normally, the fund invests primarily in equity securities of mid-size companies.

Pioneer Strategic Income NextShares. Normally, the fund invests primarily in debt securities.